UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 20, 2025

Date of Report (Date of earliest event reported)

International Media Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40687	86-1627460
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1604 US Highway 130 North Brunswick, NJ	08902
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 960-3677

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	IMAQ	None
Warrants	IMAQW	None
Rights	IMAQR	None
Units	IMAQU	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Issuance of Promissory Note

On April 20, 2025, International Media Acquisition Corp. (the “Company”) issued an unsecured promissory note in the aggregate principal amount of up to $3,000,000 (the “Promissory Note”) to Wei-Hua Chang (the “Lender”). Pursuant to the Promissory Note, the Lender agreed to loan to the Company an aggregate amount of up to $3,000,000. The Promissory Note shall be payable promptly on demand and in any event, no later than the date on which the Company terminates or consummates an initial business combination. The Promissory Note is convertible into units consisting of one share of Common Stock of the Company and one right to receive one-twentieth of one share of Common Stock of the Company (together, the “Conversion Securities”), with no fractional Conversion Securities to be issued upon conversion, and has the right to be converted immediately prior to the closing of the Business Combination (as defined in the Promissory Note). The Promissory Note does not bear interest.

The proceeds of Promissory Note will be used by the Company to pay various expenses of the Company, including any payment to extend the period of time the Company has to consummate an initial business combination, and for working capital purposes.

The foregoing description of Promissory Note is not complete and is subject to and qualified in its entirety by reference to the full text of Promissory Note which is filed as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Loan Agreement

As previously disclosed in the Current Report on Form 8-K filed by the Company with the SEC on April 9, 2025, the Company entered into a Merger Agreement on April 3, 2025 (the “Merger Agreement”), with VCI Holdings Limited (“VCI”) and Vietnam Biofuels Development Joint Stock Company (“VNB”, and together with VCI, the “Borrower”). The Borrower wishes to borrow funds to cover certain expenses arising out of the initial business combination contemplated by the Merger Agreement (the “Transaction”).

On April 20, 2025, the Company entered into a non-interest bearing unsecured loan (the “Loan Agreement”) to provide a maximum aggregate amount of $499,900 (the “Loan”) to the Borrower to be used by the Borrower exclusively for the expenses directly arising out of the Transaction or as otherwise agreed upon by the Lender.

The Loan bears no interest and the Borrower shall repay the principal amount of the Loan within thirty (30) days of the earlier of: (i) the termination of the Merger Agreement, except where such termination shall have resulted from material breach by the Company of the Merger Agreement, then the Loan shall be waived, (ii) the date on which the parties determine that the parties will not be able to consummate the Transaction. VCI and VNB will be jointly and severally liable for the repayment of the principal amount of the Loan. Upon a successful consummation of the Transaction, the Loan repayment may be waived at the option of the Borrower.

The foregoing description of the Loan Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Loan Agreement which is filed as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Additional Information and Where to Find It

The Merger Agreement will be submitted to shareholders of International Media Acquisition Corp. (“IMAQ”) for their consideration and approval. International Media Mini Acquisition Corp. (“Purchaser”) and VCI Holdings Limited (“Target Company”) intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to IMAQ’s shareholders in connection with IMAQ’s solicitation for proxies for the vote by IMAQ’s shareholders in connection with the Merger Agreement and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Target Company and Vietnam Biofuels Development Joint Stock Company (“VNB” together with Target Company, the “Target Group”)’s shareholders in connection with the completion of the Merger Agreement. After the Registration Statement is filed and declared effective, IMAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Merger Agreement. IMAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with IMAQ’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Merger Agreement, because these documents will contain important information about IMAQ, Target Group and the Merger Agreement. Shareholders may also obtain a copy of the preliminary and definitive proxy statements and the prospectus, once available, as well as other documents filed with the SEC regarding the Merger Agreement and other documents filed with the SEC by IMAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to IMAQ.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of IMAQ’s and the Target Company’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ and the Target Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

Any forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ and the Target Group. These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect IMAQ, the Target Group or the combined company or the expected benefits of the transaction; the failure to obtain approval of the shareholders of IMAQ or the Target Group; the failure to realize the anticipated benefits of the proposed transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other party; costs related to the proposed transactions; IMAQ’s failure to satisfy the conditions to the consummation the proposed transactions, including the approval of the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the other transactions contemplated hereby or thereby by the stockholders of IMAQ, the risk that the proposed transactions may not be completed by the stated deadlines and the potential failure to obtain an extension of the stated deadlines; the outcome of any legal proceedings that may be instituted against IMAQ or the Target Company related to the proposed transactions; the attraction and retention of qualified directors, officers, employees and key personnel following the proposed transactions, combined company’s ability following the proposed transactions to compete effectively in a highly competitive market; the ability to protect and enhance the Target Company’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in the Target Company’s industry; the uncertain effects of any pandemics; the risk of downturns and the possibility of rapid change in the highly competitive industries in which the Target Group operates or the markets that the Target Group targets; future financial performance of IMAQ following the transaction; the ability of the Target Group to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the transaction disrupts current plans and operations of the Target Group as a result of the announcement and consummation of the transaction; the possibility that the Target Group may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which the Target Group competes, including technological changes and other trends affecting the biofuel industry; the ability of the Target Group to implement its existing strategic initiatives and continue to innovate; the risk that the Target Group may not be able to execute its growth strategy and the timing of expected business milestones; and the risk of declines or disruptions in the Vietnamese economy. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that IMAQ and the Target Company do not presently know, or that IMAQ and the Target Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IMAQ’s and the Target Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the exhibits hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the exhibits hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of IMAQ and the Target Company described above. IMAQ and the Target Company anticipate that subsequent events and developments will cause their assessments to change. However, while IMAQ and the Target Company may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law.

Participants in the Solicitation

IMAQ and the Target Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from IMAQ’s stockholders in connection with the proposed Merger Agreement. A list of the names of the directors and executive officers of IMAQ and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the second paragraph under the above section entitled “Important Information for Investors and Stockholders.”

IMAQ and the Target Group, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from IMAQ’s shareholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of IMAQ’S shareholders in connection with the proposed Transaction will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transaction. You can find more information about IMAQ’s directors and executive officers in IMAQ’s definitive proxy statement related to its Annual General Meeting dated December 9, 2024 and IMAQ’s Current Report on Form 8-K dated March 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the section entitled “Additional Information and Where to Find It.”

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
10.1	Promissory Note, dated April 20, 2025, issued to Wei-Hua Chang
10.2*	Loan Agreement, dated as of April 20, 2025, by and among International Media Acquisition Corp., VCI Holdings Limited, and Vietnam Biofuels Development Joint Stock Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). International Media Acquisition Corp. agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 22, 2025

INTERNATIONAL MEDIA ACQUISITION CORP.

By:	/s/ Yu-Fang Chiu
Name:	Yu-Fang Chiu
Title:	Chief Executive Officer and Chief Financial Officer